UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT N0. __)

Marlin Business Services Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

571157106

(CUSIP Number)

July 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 571157106

1	Name Of Reporting Persons Western Standard LLC 26-2921385
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 801,924
	6	Shared Voting Power 0
	7	Sole Dispositive Power 801,924
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 801,924
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 6.7%
12	Type Of Reporting Person (See Instructions) IA

CUSIP NO. 571157106

1	Name Of Reporting Persons Western Standard Partners, L.P. 26-2921385
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 631,542
	6	Shared Voting Power 0
	7	Sole Dispositive Power 631,542
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 631,542
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 5.3%
12	Type Of Reporting Person (See Instructions) PN

CUSIP NO. 571157106

1	Name Of Reporting Persons Eric D. Andersen
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 801,924
	6	Shared Voting Power 0
	7	Sole Dispositive Power 801,924
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 801,924
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 6.7%
12	Type Of Reporting Person (See Instructions) IN, HC

Item 1 (a).	Name of Issuer: Marlin Business Services Corp.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Marlin Business Services Corp.

300 Fellowship Road

Mount Laurel, NJ 08054

Item 2 (a).	Name of Person Filing: This Schedule 13G is being filed on behalf of Western Standard, LLC, Western Standard Partners, L.P., and Mr. Eric D. Andersen (each, a “Reporting Person”).

Item 2 (b).	Address of Principal Business Office: For each Reporting Person, 5900 Wilshire Blvd, Suite 650, Los Angeles, CA 90036

Item 2 (c).	Citizenship: Western Standard, LLC is a California limited liability company. Western Standard Partners, L.P. is a Delaware limited partnership. Mr. Andersen is a United States citizen.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number: 571157106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For Western Standard, LLC and Eric Andersen:

(a)	Amount beneficially owned: 801,924

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 801,924

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 801,924

(iv)	Shared power to dispose or to direct the disposition of: 0

For Western Standard Partners, L.P.:

(a)	Amount beneficially owned: 631,542

(b)	Percent of Class: 5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 631,542

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 631,542

(iv)	Shared power to dispose or to direct the disposition of: 0

Two private funds sponsored and managed by Western Standard, LLC own the reported shares, but only Western Standard Partners, L.P. individually holds 5% of the Issuer’s securities. Western Standard, LLC as the investment adviser and general partner of the funds, and Eric D. Andersen as the managing member of Western Standard, LLC may also be deemed to beneficially own the securities owned by the funds, as each has the power to direct the disposition and voting of such securities. Pursuant to Rule 13d-4, Mr. Andersen and Western Standard, LLC each disclaim beneficial ownership of the securities owned by the funds.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2021

Western Standard, LLC

By:	/s/ Eric Andersen
Eric Andersen, Managing Member

Western Standard Partners, L.P.

By: Western Standard, LLC
Its: General Partner

	By:	/s/ Eric Andersen
Eric Andersen, Managing Member

/s/Eric Andersen
Eric Andersen

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: August 3, 2021

Western Standard, LLC

By:	/s/ Eric Andersen
Eric Andersen, Managing Member

Western Standard Partners, L.P.

	By:	Western Standard, LLC
	Its:	General Partner

	By:	/s/ Eric Andersen
Eric Andersen, Managing Member

/s/ Eric Andersen
Eric Andersen